UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 301

(CUSIP Number)

Maurice Zauderer

c/o Vaccinex, Inc.

1895 Mount Hope Ave

Rochester, New York 14620

Telephone: (585) 271-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 301

1	Name of Reporting Persons Maurice Zauderer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,926 (1)
	8	Shared Voting Power 424,290 (2)(3)
	9	Sole Dispositive Power 1,926 (1)
	10	Shared Dispositive Power 424,290 (2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 426,216 (1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4% (4)
14	Type of Reporting Person IN

(1)	Includes presently exercisable, or exercisable within 60 days of September 18, 2024, stock options for 346 shares of Vaccinex, Inc. common stock, par value $0.0001 (“Common Stock”).
(2)

Includes (a) 1,016 shares and 1,011 shares of Common Stock held directly by the Jeremy Zauderer Trust and the Jordan Zauderer Trust, respectively, over which Mr. Zauderer exercises voting and investment power, and (b) 251,788 shares held by Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”), of which Mr. Zauderer is the majority member. Mr. Zauderer exercises voting and investment power over the shares held by Vaccinex LLC.

(3)	Includes presently exercisable warrants for 170,475 shares of Common Stock held by Vaccinex LLC.
(4)

Based on (i) 2,599,728 shares of Common Stock issued and outstanding as of September 18, 2024; (ii) 170,475 presently exercisable warrants; and (iii) stock options for 346 shares. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

CUSIP No. 918640 301

1	Name of Reporting Persons Vaccinex (Rochester), L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 422,263 (1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 422,263 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 422,263 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2% (3)
14	Type of Reporting Person OO

(1)	Mr. Zauderer is the majority member of Vaccinex LLC and exercises voting and investment power over the shares held by Vaccinex LLC.
(2)	Includes presently exercisable warrants for 170,475 shares of Common Stock held by Vaccinex LLC.
(3)

Based on (i) 2,599,728 shares of Common Stock issued and outstanding as of September 18, 2024 and (ii) 170,475 presently exercisable warrants. the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

Item 1.	Security and Issuer

The initial Schedule 13D, dated January 31, 2022, was filed with the Securities and Exchange Commission on February 10, 2022 (the “Initial Schedule 13D”) by Maurice Zauderer, President and Chief Executive Officer and board member of the Issuer, and Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”) (collectively the “Reporting Persons”), and relates to the common stock, par value $0.0001 per share (“Common Stock”), of Vaccinex, Inc., a Delaware corporation (the “Issuer” or “Company”) with principal offices located at 1895 Mount Hope Avenue, Rochester, New York 14620. The Initial Schedule 13D, as amended by Amendment No. 1 filed on November 23, 2022, Amendment No. 2 filed on September 26, 2023, Amendment No. 3 filed on October 12, 2023 and Amendment No. 4 filed on February 12, 2024 is hereby further amended with respect to the matters set forth below by this amended Schedule 13D filing (this “Schedule 13D”), which is being filed to report a greater than 1% increase in the percentage of shares beneficially owned by Vaccinex LLC. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 3) give effect to the 1-for-14 reverse stock split effected by the Issuer on February 19, 2024 (the “Reverse Split”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by the addition of the following information:

On September 18, 2024, Vaccinex LLC exercised warrants, as listed in the table below, for an aggregate of 113,650 shares of Common Stock (the “Warrants”) of the Issuer. The warrants were exercised at a price of $5.636 per share, resulting in an approximate aggregate price paid of $640,531. Vaccinex LLC used working capital to fund the exercise.

Date of Exercise	Original Purchase Date	Warrant Amount	Amount Paid
09/18/2024	10/3/2023	35,715	$201,290
09/18/2024	11/2/2023	9,768	$55,052
09/18/2024	2/8/2024	29,557	$166,583
09/18/2024	3/28/2024	38,610	$217,606

	Total:	113,650	$640,531

On September 18, 2024 and in connection with the exercise of the Warrants, Vaccinex LLC purchased warrants exercisable for the purchase of 170,475 shares of Common Stock (the “New Warrants”) of the Issuer at a purchase price of $0.1250 per warrant. The New Warrants are immediately exercisable at an exercise price of $5.636 per share and will expire five years from the date of issuance. The aggregate amount paid by Vaccinex LLC for the New Warrants was approximately $21,309. Vaccinex LLC used working capital in connection with this transaction.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Vaccinex LLC and the Issuer entered into a Warrant Inducement Agreement dated September 17, 2024 (the “Warrant Inducement Agreement”), pursuant to which Vaccinex LLC exercised warrants (the “Prior Warrants”) for an aggregate of 113,650 shares at an exercise price of $5.636 per share, resulting in an approximate aggregate exercise price of $640,531. Pursuant to the Warrant Inducement Agreement, the exercise price of each of the Prior Warrants was adjusted from $32.76, $14.00 and $7.64 to $5.636. In connection with the Warrant Inducement Agreement, the Issuer offered for purchase new warrants to purchase up to a number of shares of Common Stock equal to 150% of the number of shares underlying the Prior Warrants. Vaccinex LLC purchased New Warrants for 170,475 shares of Common Stock at a purchase price of $0.1250 per warrant, resulting in a New Warrant purchase price of approximately $21,309. The New Warrants are immediately exercisable at an exercise price of $5.636 per share and will expire five years from the date of issuance. The total consideration paid by Vaccinex LLC in connection with the exercise of the Prior Warrants and the purchase of the New Warrants was approximately $661,840. The closing under the Warrant Inducement Agreement occurred on September 18, 2024. For additional information regarding the Warrant Inducement Agreement, see Item 6.

The Reporting Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. The Reporting Persons do not have any present intention to sell any Common Stock that will be included in any registration statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the registration statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Reporting Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

All of the other securities reported herein were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons.

(b)

See rows (7) through (10) of the cover pages to this filing for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Reference is made to the discussion in Items 3 and 4.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Vaccinex LLC and the Issuer entered into a Warrant Inducement Agreement dated September 17, 2024 (the “Warrant Inducement Agreement”), pursuant to which Vaccinex LLC exercised warrants for an aggregate of 113,650 shares of Common Stock and purchased 170,475 New Warrants from the Issuer at a purchase price of $0.1250 per share underlying the Warrant, resulting in a total amount paid of approximately $661,840. The closing under the Warrant Inducement Agreement occurred on September 18, 2024. The Warrant Inducement Agreement contains, among other provisions, certain representations, warranties and agreements by Vaccinex LLC customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by Vaccinex LLC with respect to its status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, acknowledgment by Vaccinex LLC that the shares of Common Stock issued pursuant to the Warrant Inducement Agreement constitute “restricted securities” under the 1933 Act, and agreement by Vaccinex LLC to sell the Common Stock issued pursuant to the Warrant Inducement Agreement only in accordance with either the registration requirements of the 1933 Act or an exemption therefrom, and that certificates evidencing the Common Stock Purchased pursuant to the Warrant Inducement Agreement will bear a legend reflecting such resale restrictions. The Issuer made certain representations and warranties to Vaccinex LLC with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Warrant Inducement Agreement also contains certain customary conditions to Vaccinex LLC’s obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

The foregoing descriptions of the Warrant Inducement Agreement and the New Warrants are qualified by the full text of such agreement and form of warrant which are attached as exhibits to this Schedule 13D (Amendment No. 5).

Item 7.	Material to Be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 5).

Exhibit	Description

99.12	Form of Inducement Letter Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed September 19, 2024)

99.13	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 19, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2024

Maurice Zauderer

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer

Vaccinex (Rochester), L.L.C.

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer
Title: President